SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

LECROY CORPORATION

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

4.00% CONVERTIBLE SENIOR NOTES DUE 2026

(Title of Class of Securities)

52324WAA7 52324WAB5

(CUSIP Number of Class of Securities)

Sean B. O’Connor Vice President of Finance, Chief Financial Officer, Secretary and Treasurer LeCroy Corporation 700 Chestnut Ridge Road Chestnut Ridge, New York 10977 (845) 425-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

William S. Perkins, Esq. Bingham McCutchen LLP One Federal Street Boston, MA 02110 (617) 951-8574

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$29,650,000	$3,442.37

(1)	Estimated for purposes of calculating the amount of the filing fee only. This amount is calculated as the aggregate outstanding principal amount of the 4.00% Convertible Senior Notes due 2026.
(2)	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $116.10 for each $1,000,000 of value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,442.37	Filing Party: LeCroy Corporation
Form or Registration No.: SCTO-I	Date Filed: September 8, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 to Schedule TO (the “Amendment”) amends and supplements the Schedule TO filed with the Securities and Exchange Commission on September 8, 2011 (the “Schedule TO”) relating to the offer by LeCroy Corporation, a Delaware corporation (the “Company”), to purchase for cash all of its outstanding 4.00% Convertible Senior Notes due 2026 (the “Notes”) upon the terms and subject to the conditions set forth in (1) the Indenture, dated October 12, 2006, by and between the Company and U.S. Bank National Association, as Trustee; (2) the Notes; and (3) the Amended and Restated Notice of Repurchase Right dated September 12, 2011 filed herewith as Exhibit (a)(1)(F) (as it may be supplemented or amended from time to time, the “Amended Notice of Repurchase Right”). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Amended Notice of Repurchase Right.

This Amendment amends the Schedule TO and Exhibits (a)(1)(A)-(C) thereto by adding a second CUSIP number representing the Notes eligible for repurchase. Except as otherwise set forth below, the information set forth in the Schedule TO, including all exhibits thereto that were previously filed with the Schedule TO, remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 12.	Exhibits.

“Item 12. Exhibits” of the Schedule TO is hereby amended and restated as follows:

Exhibit No.	Description

(a)(1)(A)*	Notice of Repurchase Right to Holders of its 4.00% Convertible Senior Notes due 2026, dated September 8, 2011.

(a)(1)(B)*	Form of Repurchase Notice.

(a)(1)(C)*	Form of Notice of Withdrawal.

(a)(1)(D)*	Substitute Form W-9.

(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(F)**	Amended and Restated Notice of Repurchase Right to Holders of its 4.00% Convertible Senior Notes due 2026, dated September 12, 2011.

(a)(1)(G)**	Amended and Restated Form of Repurchase Notice.

(a)(1)(H)**	Amended and Restated Form of Notice of Withdrawal.

(a)(5)(A)*	Press Release issued by Company on September 8, 2011.

(b)	Not applicable.

(d)(1)*	Indenture, dated October 12, 2006, between LeCroy Corporation and U.S. Bank National Association (incorporated by reference to Exhibit 4.3 to Form 8-K filed on October 18, 2006).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed as exhibits to the Schedule TO.
**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2011	LeCroy Corporation

	By:	/s/ Sean B. O’Connor
	Name:	Sean B. O’Connor
	Title:	Vice President of Finance, Chief Financial Officer, Secretary and Treasurer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Notice of Repurchase Right to Holders of its 4.00% Convertible Senior Notes due 2026, dated September 8, 2011.

(a)(1)(B)*	Form of Repurchase Notice.

(a)(1)(C)*	Form of Notice of Withdrawal.

(a)(1)(D)*	Substitute Form W-9.

(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(F)**	Amended and Restated Notice of Repurchase Right to Holders of its 4.00% Convertible Senior Notes due 2026, dated September 12, 2011.

(a)(1)(G)**	Amended and Restated Form of Repurchase Notice.

(a)(1)(H)**	Amended and Restated Form of Notice of Withdrawal.

(a)(5)(A)*	Press Release issued by Company on September 8, 2011.

(b)	Not applicable.

(d)(1)*	Indenture, dated October 12, 2006, between LeCroy Corporation and U.S. Bank National Association (incorporated by reference to Exhibit 4.3 to Form 8-K filed on October 18, 2006).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed as exhibits to the Schedule TO.
**	Filed herewith.